Exhibit 12

		2006	2007	2008	2009	2010	6/30/10	6/30/11
Computation of Earnings:
Income/(loss) from continuing operations before income taxes and cumulative effect of a change in accounting		$335	$201	$442	$459	$614	$307	$293
Adjustments to income:
Add:	Distributed income from less than 50% owned companies	2	1	2	2	2	2	1
Add:	Fixed charges as presented below	306	341	323	268	221	102	125
Subtract:	Interest capitalized	(1)	0	0	0	0	0	0

Add:	Amortization of interest previously capitalized	0	0	0	0	0	0	0

Earnings		$642	$543	$767	$729	$837	$411	$419

Computation of Fixed Charges:
Interest incurred		$279	$307	$291	$237	$193	$88	$110
Amortization of debt- related costs		7	11	11	10	10	4	6
Portion of rental expense representative of interest (1)		19	23	21	21	18	10	9
Interest capitalized		1	0	0	0	0	0	0

Total fixed charges		$306	$341	$323	$268	$221	$102	$125

Ratio of earnings to fixed charges		2.1	1.6	2.4	2.7	3.8	4.0	3.4

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.